[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 12, 2013

VIA FEDEX AND EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Registration Statement on Form S-4

Filed October 8, 2013

File No. 333-191628

Dear Mr. Spirgel:

On behalf of our client, Verizon Communications Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 30, 2013, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-191628) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with ten copies of Amendment No. 1 marked to indicate changes from the Registration Statement filed on October 8, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the prospectus which forms a part of the Registration Statement (the “Prospectus”) in the marked version of Amendment No. 1.

Larry Spirgel

U.S. Securities and Exchange Commission

November 12, 2013

General

1.	We note that in connection with your acquisition of Vodafone’s indirect 45% ownership stake in Verizon Wireless, Vodafone will issue Class B shares and Class C shares to holders of Vodafone ordinary shares in accordance with the terms of the Vodafone scheme of arrangement. Please provide us with your analysis as to why the issuance of the Class B and Class C shares is not required to be registered pursuant to the Securities Act of 1933. As part of your analysis, please address (a) the tax implications of a U.K Vodafone investor choosing Class B or C shares; (b) the representation that U.S. Vodafone shareholders will not recognize gain or loss on the receipt of the Class C shares; and (c) the representation that U.S. Vodafone shareholders will receive the same tax treatment regardless of whether they receive Class B or C shares.

Response: Following consultation with Verizon, Vodafone has provided the following response to the Staff’s comment for inclusion in this response letter:

Vodafone believes that the issuance of the Class B and Class C shares pursuant to the scheme of arrangement does not constitute a “sale” pursuant to Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and therefore the issuance of such shares does not need to be registered pursuant to the Securities Act. The reasons for such conclusion are provided below.

Pursuant to Section 2(a)(3) of the Securities Act, a “sale” is defined as “every contract of sale or disposition of a security or interest in a security, for value.” The Class B and Class C shares are being distributed to the Vodafone shareholders solely and directly in connection with the scheme of arrangement. The scheme of arrangement is a statutory process (under the UK Companies Act 2006), supervised by the High Court of Justice of England and Wales, which is a mechanism to provide for the distribution to Vodafone shareholders of Verizon shares and cash being transferred as part of the transaction. There is no additional investment required of a Vodafone shareholder to receive the Class B and/or Class C shares; such shareholders will not transfer any additional consideration to Vodafone, and they will not be making an investment decision with respect to their receipt of Class B and/or Class C shares. If the scheme is implemented, individual Vodafone shareholders will not have the option to forego participation; all Vodafone shareholders will receive Class B and/or Class C shares in connection therewith pursuant to the court order sanctioning the scheme and by operation of the UK Companies Act 2006.

Vodafone shareholders resident in certain locations (principally, the U.K. and Ireland, but excluding the United States) will be able to choose whether to receive Class B shares or Class C shares, or a mix thereof. The choice between Class B shares and/or Class C shares generally will, with respect to Vodafone shareholders who are tax resident in the U.K. or Ireland, affect whether their receipt of Verizon shares and cash is subject to U.K. or Irish capital gains tax or income tax. Such choice, however, does not constitute an investment decision, as the applicable Vodafone shareholders will not transfer any additional

Larry Spirgel

U.S. Securities and Exchange Commission

November 12, 2013

consideration to Vodafone in respect of the Class B and/or C shares. Moreover, the Class B and C shares will be worthless immediately after their issuance as a result of the distribution of the Verizon shares and cash, and upon such distribution will either be cancelled (in the case of the Class B shares) or converted into deferred shares that represent no further economic rights (in the case of the Class C shares). Vodafone shareholders in the U.S. will receive Class C shares only. The issuance of the Class C shares to the U.S. Vodafone shareholders will be disregarded for U.S. tax purposes, as it is a mechanism to facilitate the distribution of the Verizon shares and cash consideration to the U.S. Vodafone shareholders. Thus, there is no U.S. tax consequence of the issuance of the Class C shares; the U.S. tax consequences attach only to the taxable distribution of the Verizon shares and cash. For the foregoing reasons, the issuance of Class B and Class C shares should not be considered to involve a “sale” within the meaning of the Securities Act.

2.	We encourage you to file all appendices with your next amendment or otherwise furnish to us all your appendices. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response: The Company acknowledges the Staff’s comment.

3.	Please provide a brief statement comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the votes required for approval of the proposed transaction by Verizon shareholders pursuant to Part A, Item 3(h) of Form S-4.

Response: The Prospectus has been revised on pages 5 and 35 in response to the Staff’s comment.

Transaction Structure, page 3

4.	Please provide more detail regarding the scheme of arrangement here and on page 32, including Vodafone’s plan to distribute the cash and share consideration to holders of Vodafone ordinary shares. In addition, please explain why the transaction was structured to distribute the Verizon shares directly to Vodafone’s shareholders rather than Vodafone itself.

Response: The Prospectus has been revised on pages 3, 33 and 34 in response to the Staff’s comment.

The Transaction, page 20

5.	Please disclose Vodafone’s reasons for the transaction.

Response: The Prospectus has been revised on page 31 in response to the Staff’s comment.

Larry Spirgel

U.S. Securities and Exchange Commission

November 12, 2013

Shareholder Approvals, page 33

6.	Please specify the Vodafone shareholder approvals that must be obtained as a condition to completion of the transaction.

Response: The Prospectus has been revised on pages 35 and 36 in response to the Staff’s comment.

Certain United States Federal Income Tax Consequences to U.S. Holders, page 50

7.	Tell us why the representations that (a) U.S. Vodafone shareholders will recognize no gain or loss on the receipt of the Class C shares and (b) for non-corporate U.S. Vodafone shareholders, the receipt of the Verizon shares is expected to constitute “qualified dividend income” are not material tax consequences requiring an opinion of tax counsel.

Response: Following consultation with Verizon, Vodafone has provided the following response to the Staff’s comment for inclusion in this response letter:

Vodafone believes that the receipt of the Verizon shares and cash by the U.S. Vodafone shareholders pursuant to the scheme of arrangement does not have material tax consequences requiring an opinion of tax counsel, due to the fact that such receipt will be taxable. Vodafone notes that the issuance of the Class C shares to the U.S. Vodafone shareholders will be disregarded for U.S. tax purposes, as it is a mechanism to facilitate the distribution of the Verizon shares and cash consideration to the U.S. Vodafone shareholders. Thus, there is no U.S. tax consequence of the issuance of the Class C shares; the U.S. tax consequences attach only to the taxable distribution of the Verizon shares and cash. Accordingly, there are no tax consequences of the receipt of Class C shares that are separate from the tax consequences of the receipt of Verizon shares and cash by U.S. Vodafone shareholders, discussed below.

As described in the Registration Statement, the receipt of Verizon shares and cash by U.S. Vodafone shareholders is expected to be treated as a dividend for U.S. federal income tax purposes. Staff Legal Bulletin No. 19 (“SLB No. 19”) provides guidance on when a tax consequence is considered “material” to investors and therefore necessitates the inclusion of an opinion of tax counsel. SLB No. 19 specifically states that “when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required.” As the Registration Statement represents that the receipt of Verizon shares and cash by U.S. Vodafone shareholders is expected to be treated as a taxable dividend for U.S. federal income tax purposes, Vodafone and its advisors believe that a tax opinion is not required pursuant to SLB No. 19.

Larry Spirgel

U.S. Securities and Exchange Commission

November 12, 2013

8.	Please revise to address the purpose of the Vodafone share capital consolidation.

Response: The Prospectus has been revised on page 53 in response to the Staff’s comment.

*        *        *

We hope that the foregoing, and the revisions set forth in Amendment No. 1, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at (212) 403-1000 or by email at daneff@wlrk.com or sarosenblum@wlrk.com.

Sincerely,

/s/ Daniel A. Neff	/s/ Steven A. Rosenblum
Daniel A. Neff	Steven A. Rosenblum

Enclosures

Cc:	William L. Horton, Jr., Verizon Communications Inc.